Exhibit 12.1

Consolidated Edison, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Six Months Ended June 30, 2012	For the Twelve Months Ended December 31, 2011	For the Six Months Ended June 30, 2011
Earnings
Net Income for Common Stock	$ 491	$1,051	$ 477
Preferred Stock Dividend	3	11	6
(Income) or Loss from Equity Investees	2	—	—
Minority Interest Loss	—	—	—
Income Tax	240	600	252

Pre-Tax Income for Common Stock	$ 736	$1,662	$ 735
Add: Fixed Charges*	321	642	328
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	5	19	9

Earnings	$1,052	$2,285	$1,054

* Fixed Charges
Interest on Long-term Debt	$ 285	$ 562	$ 282
Amortization of Debt Discount, Premium and Expense	10	20	11
Interest Capitalized	—	—	—
Other Interest	10	18	14
Interest Component of Rentals	11	23	12
Pre-Tax Preferred Stock Dividend Requirement	5	19	9

Fixed Charges	$ 321	$ 642	$ 328

Ratio of Earnings to Fixed Charges	3.3	3.6	3.2